33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL:(03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

RECEIVED
2006 FEB -2 P 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 31, 2006

[redacted] Finance
sion

06010629

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Business Results for the 3rd Quarter of Fiscal Year 2005 <consolidated>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

PROCESSED
FEB 0 3 2006
THOMSON FINANCIAL

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

(共Ea40 貯外15.5 2000 NCR)

Mitsui Trust Holdings, Inc.

Business Results for the 3rd Quarter of Fiscal Year 2005<Consolidated>

33-1,Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan

Listed Stock Exchanges Tokyo, Osaka, Nagoya

Stock Code Number : 8309

(URL http://www.mitsuitrust-fg.co.jp/)

President: Kiichiro Furusawa

1.Criteria for Presentation of Quarterly Financial Statements

① Adoption of simplified accounting methods: None

② Changes in the accounting methods from the ones applied in the previous year: None

③ Changes in the scope of consolidation and application of the equity method

Consolidated Subsidiaries: Increased by 1, Decreased by 1

Affiliates Accounted for Equity Method: -

2.Business Results for the 3rd Quarter of Fiscal Year 2005(from April 1,2005 to December 31,2005)

(1)Business Results

<Note>Amounts less than million yen are omitted

	Ordinary Income	[year on year change]	Ordinary Profit	[year on year change]	Net Income	(year on year change)
	yen in millions	%	yen in millions	%	yen in millions	%
3rd Quarter FY2005	325,600	(8.2)	107,067	(2.4)	94,869	45.4
3rd Quarter FY2004	354,645	-	109,738	-	65,268	-
FY2004	510,911		157,408		94,036	

	Net Income per Common Share	Net Income per Common Share(Diluted)
	yen	yen
3rd Quarter FY2005	115.30	52.90
3rd Quarter FY2004	79.31	36.39
FY2004	107.86	52.43

Note: Percentage figures represent rate of increase or decrease in comparison with the same period previous year

(2)Financial Position

	Total Assets	Net Capital	Net Capital Ratio	Net Capital per Common Share
	yen in millions	yen in millions	%	yen in millions
3rd Quarter FY2005	13,329,897	838,547	6.3	493.80
3rd Quarter FY2004	13,035,523	522,903	4.0	110.16
FY2004	13,431,441	606,611	4.5	205.49

3.Estimate for This Fiscal Year(from April 1,2005 to March 31,2006)

With regard to the estimates for the fiscal year, these are no changes in the estimated figures announced on November 24, 2005

Mitsui Trust Holdings, Inc.

Consolidated Balance Sheets(Unaudited)

(in millions of yen)	As of December 31,2005	As of March 31,2005	Change	As of December 31,2004
ASSETS				
Cash and due from banks	245,825	509,803	(263,977)	286,259
Call loans and bills bought	169,484	12,010	157,473	30,137
Receivables under resale agreements	900	900	-	900
Receivables under securities borrowing transactions	99,944	53,750	46,194	35,957
Monetary claims bought	113,007	116,341	(3,334)	116,143
Trading assets	111,769	29,249	82,519	62,009
Money held in trust	13,889	11,785	2,104	11,866
Investments securities	3,921,694	4,063,293	(84,599)	3,861,626
Loans and bills discounted	6,925,841	7,144,578	(218,736)	7,204,113
Foreign exchanges	930	1,881	(951)	856
Other assets	392,452	373,165	19,286	354,115
Premises and equipment	216,998	220,823	(3,824)	223,180
Deferred tax assets	167,365	236,157	(68,791)	248,047
Good will	9,001	9,111	(109)	-
Customers' liabilities for acceptances and guarantees	1,001,982	771,790	230,191	653,959
Reserve for possible loan losses	(61,190)	(66,200)	5,009	(53,649)
Total assets	**3,329,897**	**13,431,441**	**(101,544)**	**13,035,523**
LIABILITIES, MINORITY INTERESTS IN SUBSIDIARIES AND SHAREHOLDERS' EQUITY				
Liabilities:				
Deposits	8,437,854	8,729,578	(291,723)	8,821,245
Negotiable certificates of deposit	466,980	208,010	258,970	151,710
Call money and bill sold	212,440	325,231	(112,791)	203,120
Payables under repurchase agreements	24,159	49,999	(25,840)	
Payables under securities lending transactions	487,401	875,826	(388,425)	773,293
Trading liabilities	4,505	8,226	(3,721)	7,359
Borrowed money	163,575	174,072	(10,479)	275,082
Foreign exchanges	58	36	22	61
Bonds and notes	214,110	199,675	14,435	138,330
Convertible bonds and notes	155	381	(225)	391
Payable to trust account	1,223,151	1,239,126	(15,974)	1,264,245
Other liabilities	117,126	118,757	(1,630)	110,388
Reserve for employees' bonuses	96	3,053	(2,957)	52
Reserve for employees retirement benefits	1,725	1,567	157	1,280
Reserve for expenses related to EXPO 2005 Japan	-	89	(89)	78
Deferred tax liabilities	28,062	12,914	15,147	5,190
Good will	-	-	-	711
Acceptances and guarantees	1,001,982	771,790	230,191	653,959
Total liabilities	**2,383,385**	**12,718,338**	**(334,953)**	**12,406,499**
Minority interests in consolidated subsidiaries	**107,964**	**106,492**	**1,472**	**106,120**
Stockholders' equity:				
Capital stock	261,579	261,504	75	261,499
Capital surplus	126,282	126,171	111	126,166
Retained earnings	249,763	161,516	88,247	132,701
Land revaluation reserve	(15,523)	(14,810)	(713)	(14,762)
Net unrealized gain on securities available-for-sale, net of taxes	218,022	73,591	144,430	18,557
Foreign currency translation adjustments	(570)	(610)	40	(655)
Treasury Stock	(1,007)	(752)	(255)	(602)
Total stockholders' equity	**838,547**	**606,611**	**231,935**	**522,903**
Total liabilities, minority interests in consolidated subsidiaries and stockholders' equity	**3,329,897**	**13,431,441**	**(101,544)**	**13,035,523**

<Note>Amounts less than one million yen are omitted

Mitsui Trust Holdings, Inc.

Consolidated Statements of Income(Unaudited)

(in millions of yen)	3rd Quarter FY 2005	3rd Quarter FY 2004	Change	FY 2004
Ordinary income	**325,600**	**354,645**	**(29,044)**	**510,911**
Trust fees	53,067	67,970	(14,903)	89,157
Interest income	109,889	111,293	(1,403)	159,988
Interest on loans and bills discounted	64,740	76,793	(12,053)	103,096
Interest and dividends on securities	38,803	32,609	6,193	53,558
Fees and commissions received	85,449	69,386	16,063	99,341
Trading revenue	2,928	5,483	(2,554)	7,793
Other operating income	15,441	38,283	(22,841)	74,841
Other income	58,823	62,228	(3,405)	79,788
Ordinary expenses	**218,533**	**244,906**	**(26,373)**	**353,503**
Interest expenses	34,726	34,836	(109)	46,598
Interest on deposits	12,943	15,256	(2,313)	19,725
Fees and commissions paid	11,293	12,063	(770)	16,168
Trading expenses	190	670	(479)	737
Other operating expenses	12,919	31,536	(18,616)	56,369
General and administrative expenses	96,007	96,905	(897)	127,266
Other expenses	63,394	68,895	(5,500)	106,364
Ordinary profits	**107,067**	**109,738**	**(2,670)**	**157,408**
Extraordinary profits	**3,010**	**4,717**	**(1,706)**	**2,970**
Extraordinary losses	**1,186**	**7,516**	**(6,329)**	**10,191**
Income before income taxes and minority interests	**108,892**	**106,939**	**1,952**	**150,188**
Provision for income taxes	**8,319**	**4,395**	**3,924**	**5,485**
Deferred income taxes	**909**	**32,392**	**(31,483)**	**44,502**
Minority interests in net income	**4,793**	**4,883**	**(89)**	**6,163**
Net income	**94,869**	**65,268**	**29,600**	**94,036**

<Note>Amounts less than one million yen are omitted

Mitsui Trust Holdings, Inc.

Consolidated Statements of Capital Surplus and Retained Earnings (Unaudited)

(in millions of yen)	3rd Quarter FY 2005	3rd Quarter FY 2004	Change	FY 2004
Capital Surplus				
Blance of Capital Surplus at Beginning of Period	**126,171**	**125,802**	**369**	**125,802**
Increase of Capital Surplus	**111**	**363**	**(252)**	**369**
Convertion of Convertible Bonds and Warrants	75	37	37	42
Gains on Disposal of Treasury Stocks....................................	36	326	(290)	326
Balance of Capital Surplus at End of the Period	**126,282**	**126,166**	**116**	**126,171**
Retained Earnings				
Balance of Retained Earnings at Beginning of the Period..	**161,516**	**74,732**	**86,783**	**74,732**
Increase of retained Earnings	**95,582**	**65,295**	**30,287**	**94,110**
Net Income..	94,869	65,268	29,600	94,036
Transfer from Land Revalueation reserve for land,Net of Tax...	713	26	686	74
Decerase of Reained Earnings..	**7,335**	**7,326**	**8**	**7,326**
Devidends..	7,335	7,326	8	7,326
Balance of retained Earnings at End of the Period	**249,763**	**132,701**	**117,062**	**161,516**

<Note>Amounts less than one million yen are omitted

Financial Highlights for 3rd Quarter of FY3/06

January 30,2006

Mitsui Trust Holdings, Inc.

[Table of Contents]

Figures for the 3rd Quarter of FY3/06 have not been audited.

1.Summary of Profit and Loss

(1)Mitsui Trust Holdings,Non-consolidated

【Non-consolidated】 (Yen billion) 《Reference》

	3Q FY3/06	Change	3Q FY3/05	FY3/05
Ordinary income	25.2	(22.0)	47.2	49.0
Recurring profit	20.9	(17.8)	38.8	37.9
Net income	20.9	(17.9)	38.8	37.9

(2)Mitsui Trust Holdings,Consolidated

【Consolidated】 (Yen billion) 《Reference》

	3Q FY3/06	Change	3Q FY3/05	FY3/05
Ordinary income	325.6	(29.0)	354.6	510.9
Recurring profit	107.0	(2.6)	109.7	157.4
Net income	94.8	29.6	65.2	94.0

Subsidiaries and affiliates No. of companies

	As of 12/05	Change	As of 12/04	As of 3/05
Number of consolidated subsidiaries	27	1	26	27
No. of affiliates accounted for by the equity methods	3	-	3	3

(3)Combined totals from The Chuo Mitsui Trust and Banking[CMTB] and Mitsui Asset Trust and Banking[MATB]

【CMTB + MATB】 (Yen billion) 《Reference》

	3Q FY3/06	Change	3Q FY3/05	FY3/05
Gross operating profit	191.0	(16.0)	207.0	298.1
[Gross operating profit(after trust a/c credit costs)]	[187.2]	[(8.7)]	[195.9]	[286.8]
Trust fees	53.0	(14.9)	67.9	89.1
Trust fees(before trust a/c credit costs)	56.9	(22.1)	79.0	100.4
Fees on loan trusts and JODMTs*,before trust a/c credit costs	21.8	(20.8)	42.6	52.1
Trust a/c credit costs (minus)	3.8	(7.2)	11.1	11.3
Net interest income	77.4	0.8	76.5	112.2
Net fees and commissions	52.0	12.1	39.8	60.1
Net trading profit	2.7	(2.0)	4.8	7.0
Net other operating profit	1.9	(4.8)	6.7	18.1
Net bond related profit	(6.7)	4.1	(10.8)	(9.4)
Operating expense (minus)	74.6	(6.1)	80.8	107.0
Pre-provision profit	116.3	(9.8)	126.2	191.1
[Excluding net bond related profit]	[123.1]	[(13.9)]	[137.1]	[200.6]
Transfer to the general reserve (minus)	(8.4)	(8.4)	-	(16.2)
Net operating profit before trust a/c credit costs	124.8	(1.3)	126.2	207.4
Net operating profit	121.0	5.8	115.1	196.1
Net other profit	(21.8)	(8.0)	(13.8)	(46.1)
Net stock related profit	13.3	(7.1)	20.5	15.8
Banking a/c credit costs	30.1	7.3	22.7	48.8
Recurring profit	99.1	(2.1)	101.3	149.9
Extraordinary profit	1.8	3.3	(1.4)	(7.1)
Net transfer from reserve for possible loan losses [Note]	0.0	(3.9)	3.9	0.0
Net income before income tax	101.0	1.2	99.8	142.7
Current income taxes (minus)	5.8	3.6	2.2	3.4
Deferred income taxes	0.2	(33.7)	34.0	47.1
Net income	94.9	31.3	63.5	92.1

*JODMTs : Jointly Operated Designated Money Trust

[Note] Net of transfer from general reserve,transfer to revenue for specific loan losses,and transfer to reserve for restructuring countries is posted as extraordinary profit

	3Q FY3/06	Change	3Q FY3/05	FY3/05
Credit Costs (minus)	25.4	(4.4)	29.9	43.9

2. Disclosure by category under the Financial Revitalization Law

【CMTB】

(Yen billion)

	As of 12/05 (a)	(a-b)	(a-c)	As of 9/05 (b)	As of 3/05 (c)	《Reference》 As of 12/04
Bankruptcy and virtual bankruptcy	22.3	(4.2)	(17.5)	26.5	39.9	92.3
Banking account	15.1	(3.7)	(15.4)	18.8	30.6	82.9
Trust account	7.1	(0.5)	(2.1)	7.6	9.2	9.4
High risk	109.6	(16.0)	(15.6)	125.7	125.3	62.5
Banking account	102.5	(12.4)	(11.9)	114.9	114.4	54.0
Trust account	7.1	(3.6)	(3.7)	10.8	10.8	8.5
Close observation	43.7	(0.8)	(51.1)	44.6	94.9	170.6
Banking account	25.1	(0.7)	(47.7)	25.9	72.9	145.6
Trust account	18.5	(0.1)	(3.3)	18.7	21.9	25.0
Total <1>	175.7	(21.2)	(84.3)	196.9	260.1	325.6
Banking account	142.8	(16.8)	(75.1)	159.7	218.0	282.5
Trust account	32.8	(4.3)	(9.2)	37.1	42.0	43.0

(%)

Ratio of <1> to total assets	2.0	(0.2)	(0.8)	2.2	2.8	3.5

3. Capital Adequacy Ratio

【Mitsui Trust Holdings, Consolidated】

	As of 12/05 (Approx. figure)	As of 9/05 (Actual)	As of 3/05 (Actual)	As of 3/06 (Estimate)
Capital Adequacy ratio	11.34%	11.01%	10.34%	Approx. 11%
Tier I ratio	7.89%	7.56%	6.82%	Upper 7% level

【CMTB】

	As of 12/05 (Approx. figure)	As of 9/05 (Actual)	As of 3/05 (Actual)	As of 3/06 (Estimate)
Capital Adequacy ratio	10.69%	10.33%	9.80%	Approx. 10%
Tier I ratio	7.24%	6.90%	6.28%	Approx. 7%

【MATB】

	As of 12/05 (Approx. figure)	As of 9/05 (Actual)	As of 3/05 (Actual)	As of 3/06 (Estimate)
Capital Adequacy ratio	107.16%	109.21%	98.57%	Approx. 110%
Tier I ratio	107.14%	109.19%	98.54%	Approx. 110%

4. Net Unrealized Gains (Losses) on Available-for-sale Securities

【Mitsui Trust Holdings, Consolidated 】 (Yen billion)

	As of 12/05				As of 9/05				Change	
	Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)
	(a)	(b)	Gains	Losses	(c)	(d)	Gains	Losses	(a-c)	(b-d)
Available-for-sale	3,613.5	312.7	390.7	78.0	3,495.3	145.9	228.0	82.0	118.1	166.7
Stocks	817.9	346.2	359.3	13.0	670.1	197.8	219.2	21.3	147.8	148.3
Bonds	1,615.7	(47.8)	1.0	48.9	1,745.9	(46.6)	1.2	47.9	(130.1)	(1.2)
Other	1,179.8	14.3	30.3	16.0	1,079.2	(5.2)	7.5	12.8	100.5	19.5
Held-to-maturity	92.3	(0.4)	0.3	0.7	90.5	(0.2)	0.2	0.5	1.7	(0.1)

	As of 3/05				Change	
	Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)
	(e)	(f)	Gains	Losses	(a-e)	(b-f)
Available-for-sale	3,714.1	86.3	168.1	81.8	(100.5)	226.3
Stocks	607.9	138.3	159.4	21.0	210.0	207.9
Bonds	2,030.4	(43.2)	2.5	45.8	(414.7)	(4.6)
Other	1,075.7	(8.8)	6.0	14.9	104.0	23.1
Held-to-maturity	95.1	0.2	0.6	0.4	(2.8)	(0.6)

≪Reference≫

	As of 12/04			
	Fair value	Net unrealized gains (losses)	Gains	Losses
Available-for-sale	3,573.1	23.9	116.8	92.9
Stocks	547.9	76.2	106.5	30.3
Bonds	1,952.2	(52.0)	2.4	54.4
Other	1,072.9	(0.2)	7.8	8.1
Held-to-maturity	96.6	(0.2)	0.4	0.7

5. Net Unrealized Gains (Losses) on Derivatives Applying Deferred Hedge Accounting

【CMTB, Non-consolidated】 (Yen billion)

	As of 12/05			As of 9/05	As of 3/05	≪Reference≫ As of 12/04
	(a)	(a-b)	(a-c)	(b)	(c)	
Interest rate transactions	(6.7)	(2.3)	(7.0)	(4.3)	0.3	0.5
Interest rate swaps	(6.7)	(2.3)	(7.0)	(4.3)	0.3	0.5
currency transactions	0.7	0.3	1.0	0.4	(0.3)	(0.3)
Stock transactions	-	-	-	-	-	-
Bond transactions	-	-	-	-	-	-
Total	(5.9)	(2.0)	(6.0)	(3.9)	0.0	0.2

6. Deposits and Loans

(1) Balance of Deposits and Loans

【CMTB, Non-consolidated】 (Yen billion)

		As of 12/05			As of 9/04	As of 3/05	≪Referemce≫ As of 12/04
		(a)	(a-b)	(a-c)	(b)	(c)	
Banking account	Deposits	8,497.7	(443.3)	(299.4)	8,941.1	8,797.1	8,889.0
	Loans	6,951.8	(184.4)	(277.0)	7,136.3	7,228.8	7,289.7
JOMTs	Deposits	1,410.8	35.0	(67.0)	1,375.8	1,477.8	1,495.2
	Loans	483.9	(38.8)	(69.1)	522.8	553.0	576.3
Loan Trusts	Deposits	1,366.3	(76.2)	(253.6)	1,442.5	1,620.0	1,710.1
	Loans	726.1	(95.2)	(183.2)	821.4	909.4	969.0

JOMTs: Jointly-operated money trusts

[Note] 1. Negotiable certificates of deposit (CD) are excluded from deposits in banking account.

2. For JOMTs and loan trusts, amount which the principals are guaranteed by CMTB are shown on the table.

(2) Balance of Deposits by Depositor Type

【CMTB, Non-consolidated】

Banking account

	As of 12/05			As of 9/05	As of 3/05	≪Referemce≫ As of 12/04
	(a)	(a-b)	(a-c)	(b)	(c)	
Individuals	6,448.3	(103.0)	(72.2)	6,551.3	6,520.5	6,606.4
Corporations	1,798.2	(193.5)	(140.3)	1,991.7	1,938.6	1,842.4
Other	239.7	(149.3)	(86.7)	389.1	326.5	421.6
Total	8,486.4	(445.8)	(299.2)	8,932.2	8,785.6	8,870.5

[Note] Japan Offshore Market accounts are excluded.

7.Balance Sheets (Trust Account)

【CMTB】

(Yen billion) 《Reference》

	As of 12/05 (a)	(a-b)	As of 3/05 (b)	《Reference》 As of 12/04
Total assets	6,101.7	556.5	5,545.2	5,382.1
Loans and bills discounted	1,242.9	(259.2)	1,502.1	1,588.3
Securities	76.1	(8.5)	84.7	83.6
Beneficiary rights	4.7	4.2	0.4	0.5
Securities held in custody accounts	0.2	(0.0)	0.2	0.2
Monetary claims	64.2	(11.4)	75.7	80.3
Premises and equipment	3,279.3	781.2	2,498.1	2,236.4
Surface rights	1.7	1.1	0.6	0.6
Lease rights	4.7	3.0	1.6	1.5
Other claims	32.2	4.0	28.2	31.6
Due from banking account	1,220.9	(16.2)	1,237.2	1,262.1
Cash and due from banks	174.2	58.3	115.8	96.4
Total liabilities	6,101.7	556.5	5,545.2	5,382.1
Money trusts	1,356.6	(23.0)	1,379.7	1,395.6
Property formation benefit trusts	17.1	(1.6)	18.8	18.8
Loan trusts	1,137.6	(254.8)	1,392.5	1,481.9
Money in trust other than money trusts	0.4	(0.0)	0.4	0.4
Securities in trust	0.2	(0.0)	0.2	0.2
Money claims in trust	71.1	(8.6)	79.7	86.8
Equipment in trust	0.1	(0.0)	0.1	0.1
Real estate in trust	81.6	(2.5)	84.1	85.9
General trusts	3,436.7	847.3	2,589.4	2,312.1

【MATB】

(Yen billion) 《Reference》

	As of 12/05 (a)	(a-b)	As of 3/05 (b)	《Reference》 As of 12/04
Total assets	35,160.9	3,417.6	31,743.3	30,642.6
Securities	6,139.9	462.3	5,677.6	5,476.4
Beneficiary rights	27,442.9	2,467.7	24,975.1	24,262.1
Monetary claims	1,531.4	486.3	1,045.1	868.0
Other claims	0.6	(0.0)	0.7	0.6
Due from banking account	2.1	0.2	1.9	2.0
Cash and due from banks	43.7	0.9	42.7	33.2
Total liabilities	35,160.9	3,417.6	31,743.3	30,642.6
Money trusts	15,364.6	734.7	14,629.9	14,067.6
Pension trusts	6,179.0	179.5	5,999.5	6,198.1
Investment trusts	8,039.9	1,924.2	6,115.6	5,587.9
Money in trust other than money trusts	578.5	12.8	565.6	719.0
Securities in trust	791.0	46.1	744.9	732.7
Money claims in trust	1,556.0	494.2	1,061.7	883.6
General trusts	2,651.6	25.7	2,625.8	2,453.5